UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following

INSIDE INFORMATION

BBVA has decided to initiate a strategic review of alternatives for its automobile financing business in Chile mainly carried out by the company Forum Servicios Financieros, S.A. (“Forum”). Despite Forum being a highly attractive business, BBVA´s sale of its banking business in Chile, advises the initiation of this review process.

The alternatives contemplated in this process include the partial or total sale of Forum. The outcome of this review does not necessarily imply the sale of the business.

The process is expected to last for several quarters.

BBVA maintains its strategic commitment for the Latin American market and shall continue to invest in the region, which remains a priority for the growth of BBVA´s business.

Madrid, December 19, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 20, 2018	By: /s/ Javier Rodríguez Soler

Name: Javier Rodríguez Soler
Title: Global Head of Strategy & M&A